FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: October 29, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            29 October 2007, Holding(s) in Company

Exhibit 99


                                   UNILEVER PLC

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of Issuer

     Unilever PLC


2.   Reason for notification

     An event changing the breakdown of Voting Rights


3.   Full name of person(s) subject to the notification obligation

     Legal & General Group Plc (L&G)


4.   Full name of the shareholder(s) (if different from 3 above)

     Legal & General Assurance (Pensions Management) Limited (PMC)


5.   Date of the Transaction

     23 October 2007


6.   Date on which issuer notified

     26 October 2007


7.   Threshold(s) that is /are crossed or reached

     From 3% to 4% (L&G)


8.   Notified Details

A:   Voting rights attached to shares

     Class/type of shares - Ordinary GBP 0.031111         ISIN GB00B10RZP78

     Situation previous to the triggering transaction:
     Number of shares - 45,314,300
     Number of Voting Rights - 45,314,300

     Resulting situation after the triggering transaction:
     Number of shares - 54,184,916
     Number of Voting Rights - 54,184,916
     % of Voting Rights - 4.17%


B:   Financial Instruments

     N/A

C:   Total (A) + (B)

     Total number of Voting Rights - 54,184,916
     Total % of Voting Rights - 4.17%


9. Chain of controlled undertakings through which the Voting Rights and/or the financial instruments are effectively held, if applicable:

     Legal & General Group Plc (Direct and Indirect) (Group)

     Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

     Legal & General Investment Management Limited (Indirect) (LGIM)

     Legal & General Group Plc (Direct) (L&G) (54,184,916 - 4.17% = LGAS, LGPL & PMC)

     Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (47,015,848- 3.62 % = PMC)

     Legal & General Insurance Holdings Limited (Direct) (LGIH)

     Legal & General Assurance (Pensions Management) Limited (PMC) (47,015,848-3.62% = PMC)

     Legal & General Assurance Society Limited  (LGAS & LGPL)

     Legal & General Pensions Limited (Direct)  (LGPL)



Proxy Voting


10.  Name of Proxy holder

     N/A


11.  Number of Voting Rights proxy holder will cease to hold

     N/A


12.  Date on which proxy holder will cease to hold Voting Rights

     N/A


13.  Any additional information

     Notification using the total voting rights figure of 1,298,600,146.


14.  Name of contact and telephone number for queries

     JULIAN THURSTON (020 7822 6707)

15. Name and signature of authorised company official responsible for making this notification

     CHRIS FLETCHER SMITH, DEPUTY SECRETARY


Date of notification

29 OCTOBER 2007